UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DELBROOK CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

246592 10 9
(CUSIP Number)

CHRISTOPHER IAN DYAKOWSKI
3750 WEST 49th AVE, VANCOUVER
BRITISH COLUMBIA V6N 3T8
(604) 266-8527
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 246592 10 9

1.	Names of Reporting Persons. Christopher Ian Dyakowski I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	-----------------------------------------------------
	(b)	-----------------------------------------------------

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,666,666

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 1,666,666

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,666,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 24.9%

14.	Type of Reporting Person (See Instructions) IN

ITEM 1.     SECURITY AND ISSUER

This statement relates to shares of the common stock, $.001 par value of Delbrook Corporation, a

Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at #2000-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X2.

ITEM 2.     IDENTITY AND BACKGROUND

(a)	Name: Christopher Ian Dyakowski.

(b)	Business Address: 3750 West 49th Avenue, Vancouver, British Columbia V6N 3T8.

(c)
Present Principal Occupation: Professional Geologist carrying on business at the address above; President and Officer of Storm Cat Energy Corporation; Director and Chief Financial Officer of San Telmo Energy Ltd.

(d)	Disclosure of Criminal Proceedings: Mr. Dyakowski has not been convicted in any criminal proceeding at any time.

(e)
Disclosure of Civil Proceedings: Mr. Dyakowski has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: Mr. Dyakowski is a citizen of Canada.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Dyakowski was issued 1,666,666 shares of the Issuer's common stock on March 4, 2004 in exchange for all of the shares of SCRN Properties Ltd. (a Delaware corporation) (“SCRN”) held by him as well as certain natural resource mineral property interests which he held personally.

ITEM 4.    PURPOSE OF TRANSACTION

The purpose of the transaction was to continue with the Issuer’s stated plan of business of locating, acquiring, exploring and developing mineral natural resource properties through the acquisition from Mr. Dyakowski of certain mineral property interests which he held personally or which were held by SCRN, which was wholly-owned by Mr. Dyakowski. As part of the transaction, Mr. Dyakowski was appointed as the Issuer’s President, Chief Executive Officer, Chief Financial Officer and Secretary and will be appointed to the Issuer’s board of directors once the applicable notice requirements are met.

The securities of the Issuer were acquired by Mr. Dyakowski for investment purposes and to acquire control of the Issuer.

Mr. Dyakowski reserves the right to actively pursue various proposals which could relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure;

(g)	changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and

(j)	any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Mr. Dyakowski beneficially owns a total of 1,666,666 shares of the Issuer's common stock as follows:

(a)	See the cover page of this Schedule.

(b)	See the cover page of this Schedule.

(c)	None.

(d)	Not Applicable.

(e)	Not Applicable.

ITEM 6.     CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

99.1	Mineral Property Option Agreement dated February 24, 2004 between the Registrant and Chris Dyakowski*
99.2	Mineral Property Acquisition Agreement dated February 24, 2004 between the Registrant and Chris Dyakowski*
99.3	Share Purchase Agreement dated February 24, 2004 between the Registrant and Chris Dyakowski*
99.4	Mineral Property Acquisition Agreement dated February 20, 2004 between the Registrant and San Telmo Energy Ltd.*

99.5	Mineral Property Acquisition Agreement dated February 20, 2004 between the Registrant and Storm Cat Energy Corp.*

* Incorporated by reference to same exhibit filed with the Issuer’s Form 8-K Current Report filed March 11, 1004, SEC file no. 000-49995.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2004

/s/ Christopher Ian Dyakowski
Christopher Ian Dyakowski

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)